UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 8, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

7 November 2011

DegludecPlus provides superior glycaemic control compared to insulin glargine in a phase 3a trial in Japanese people with type 2 diabetes

Novo Nordisk today announced clinical results from a 26-week phase 3a treat-to-target study comparing DegludecPlus, a soluble combination of ultra-long-acting insulin degludec and insulin aspart, to insulin glargine in Japanese people with type 2 diabetes inadequately controlled on oral antidiabetic drugs. This is the 18th announced phase 3a study in the Degludec and DegludecPlus clinical trial development programme.

In this 26-week phase 3a study, 296 Japanese people with type 2 diabetes were randomised 1:1 to treatment with either DegludecPlus or insulin glargine, both given once daily with or without OADs. DegludecPlus lowered the long-term glycaemic control, HbA1c, by around 1.4 percentage points to 7.0%, which was statistically significantly superior to the reduction seen with insulin glargine, with an estimated treatment difference of 0.3 percentage point.

In addition to achieving superiority in glucose control, DegludecPlus treatment was accompanied with a trend of lower risk of hypoglycaemia; the rate of confirmed hypoglycaemic episodes was 27% lower with DegludecPlus than with insulin glargine. The rate of confirmed nocturnal hypoglycaemic episodes was 25% lower with DegludecPlus compared to insulin glargine. Confirmed hypoglycaemia is defined as a plasma glucose level below 3.1 mmol/l or need for third party assistance.

DegludecPlus demonstrated a good safety and tolerability profile and there were no apparent differences between the treatment groups with respect to adverse events and standard safety parameters.

Company Announcement no 70 / 2011				Page 1 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

“We are very pleased that Degludec and DegludecPlus continue to show consistent positive results in our comprehensive clinical trial programmes,” says Mads Krogsgaard Thomsen, chief science officer.

About Degludec and DegludecPlus

Degludec (insulin degludec) is an ultra-long-acting basal insulin analogue discovered and developed by Novo Nordisk. It forms multi-hexamers upon subcutaneous injection, resulting in a soluble depot from which Degludec is slowly and continuously absorbed into the circulation, contributing to effective lowering of fasting glucose and minimal blood glucose variations.

DegludecPlus (insulin degludec/insulin aspart) contains the ultra-long-acting basal insulin Degludec in a formulation with a bolus boost of insulin aspart. DegludecPlus is the first and only soluble insulin combination of ultra-long-acting insulin degludec and the most prescribed rapid acting insulin, NovoRapid®, providing both fasting and post-prandial glucose control.

BEGIN™ and BOOST™ programmes

Novo Nordisk completed the phase 3a programmes, BEGIN™ and BOOST™ in 2010. The results from these studies comprise the majority of the data supporting the regulatory applications in Europe and the US in September 2011 for Degludec and DegludecPlus, respectively. BEGIN™ and BOOST™ were the largest clinical trial programmes in the history of Novo Nordisk and in the field of insulin therapy, with nearly 10,000 type 1 and type 2 diabetes patients. The programmes were designed after consultancy with the regulatory agencies in Europe and USA.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,500 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information

Media:		Investors:

Katrine Sperling Tel: (+45) 4442 6718 krsp@novonordisk.com		Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com
Frank Daniel Mersebach Tel: (+45) 4442 0604 fdni@novonordisk.com

Company Announcement no 70 / 2011				Page 2 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Lars Borup Jacobsen Tel: (+45) 3075 3479 lbpj@novonordisk.com

In North America: Ambre Morley Tel: (+1) 609 216 5240 abmo@novonordisk.com	Jannick Lindegaard Tel: (+1) 609 786 4575 jlis@novonordisk.com

Company Announcement no 70 / 2011				Page 3 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 8, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer